EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

In the first quarter of 2013, the Company’s previously issued Consolidated Statements of Operations were restated to reflect the operating results of Workhorse Custom Chassis and certain operating results of Monaco recreational vehicle business as discontinued operations. The following table has been restated to reflect this change.

(in millions)	2012	2011	2010	2009	2008
Income (loss) from continuing operations before taxes(A)	$(1,082)	$506	$388	$395	$158
Less: Net income attributable to non-controlling interests	(48)	(55)	(44)	(25)	—
Dividends from non-consolidated affiliates	7	4	5	59	85
Interest expense(B)	213	203	215	235	456
Debt amortization expense	46	44	38	16	13
Interest portion of rent expense(C)	21	18	19	18	17

Total earnings (loss)	$(843)	$720	$621	$698	$729

Capitalized interest	$9	$18	$4	$1	$5
Interest expense(B) and interest portion of rent expense(C)	234	221	234	253	473
Debt amortization expense	46	44	38	16	13

Total fixed charges	$289	$283	$276	$270	$491

Ratio of earnings to fixed charges	—	2.54	2.25	2.59	1.48
Earnings shortfall	$(1,132)	$—	$—	$—	$—

(A)	Excludes equity in income (loss) of non-consolidated affiliates.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.